UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Exxon Mobil Corporation

(Exact name of the registrant as specified in its charter)

New Jersey	1-2256	13-5409005
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

5959 LAS COLINAS BOULEVARD, IRVING, TEXAS 75039-2298

          (Address of principal executive offices) (Zip Code)

Joe Horne (972) 444-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01         Conflict Minerals Disclosure

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “conflict mineral rules”) require ExxonMobil to make certain disclosures concerning supply sources for conflict minerals – principally consisting of gold, tin, tungsten, or tantalum – that may be necessary to the manufacture or functionality of our products.  Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.

ExxonMobil manufactures or contracts to manufacture certain catalysts for which tin or tungsten are necessary to the product’s functionality.  ExxonMobil also makes use of certain tin and tungsten catalysts in our own refineries and chemical plants.  Depending on the type of catalysis process used, trace amounts of such minerals may exist in some of our finished products.

Although these tin and tungsten catalysts are used in compound form we have conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals described above for 2016.  Such inquiry is reasonably designed to determine whether any of these minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or are from recycled or scrap sources.  The inquiry included obtaining written representations from each of our suppliers for these minerals to the effect that (i) the supplier has conducted its own reasonable country of origin inquiry within the meaning of the conflict mineral rules with respect to minerals sold to ExxonMobil; and (ii) based on such inquiry, the supplier has determined such minerals do not originate in the DRC or an adjoining country, or are from recycled or scrap sources, or the supplier has no reason to believe such minerals may have originated in the DRC or an adjoining country.  We have also amended each of our contracts with suppliers of conflict minerals to require the supplier to maintain procedures reasonably designed to ensure any conflict minerals sold to ExxonMobil are not sourced from the DRC or an adjoining country, and to require prompt notice to us of any breach of this covenant.

Based on these inquiries, we have no reason to believe any of the conflict minerals necessary for products we manufactured or contracted to manufacture in 2016 may have originated in the DRC or an adjoining country.

This Conflict Minerals Disclosure is available on ExxonMobil’s website at: http://corporate.exxonmobil.com/en/current-issues/accountability/conflict-minerals/disclosure

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXXON MOBIL CORPORATION

/s/ ANDREW P. SWIGER	May 24, 2017
By Andrew P. Swiger	(Date)
Senior Vice President and
Principal Financial Officer